December 23, 2005

Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: China Mobility Solutions, Inc.
Amendment No. 1 to Registration Statement on Form SB-2 Filed November 14, 2005

File No. 333-128323

Form 10-MB for the fiscal year ended December 31, 2004

Form 10-QSB for the quarter ended March 31, 2005

Form 10-QSB for the quarter ended June 30, 2005

Form 10-QSB for the quarter ended September 30, 2005

File No. 0-26559

Dear Ms. Jacobs:

In response with the above-referenced matter and on behalf of our client China Mobility Solutions, Inc. (the “Company”), we filed a draft response to your letter to Ms. Angela Du, dated December 12, 2005. We address your comments in the order in which they appear in your letter. Due to the complexity in the accounting treatments, we want to seek your agreement in principle on the accounting treatments prior to amending the consolidated financial statements for the quarter ended September 30, 2005.

Registration Statement on Form SB-2 Selling Stockholders, page 40

1.	We will revise this section to provide the material terms of the agreement and the Placement Agent Agreement will be filed as an exhibit in the next amendment.

Legal Opinion

2.	The opinion letter will be revised accordingly.

Quicknet Transactions

3.	Note 3 has been amended to reflect that Quicknet was a 51% owned subsidiary company and Quicknet has been removed from Note 2 as a wholly-owned subsidiary.

4.
The Company recorded goodwill of $846,782 on the acquisition of the initial 49% interest in Quicknet. Please refer to the table in Note 3 of the consolidated financial statements for the year ended December 31, 2004 showing the value assigned to assets and liabilities acquired.

   5.   The Company has used consolidation accounting since June 30, 2004 to account for the 51% investment in Quicknet from June 30, 2004. The minority interest in the statement of operations in each period represents the minority share of the 49% post-acquisition profit or loss of the period. The Company has used consolidation accounting to record 100% of the post-acquisition profit or loss of Quicknet after the acquisition of the additional 49% equity interest in Quicknet.

6.	The transaction was completed on September 30, 2005 when the Company paid $2,000,000.

7.	Quicknet is subject to consolidation as the Company has the direct ability through voting rights to make decisions about Quicknet’s activities.

There are no restrictions placed upon the authority of the Board to control the activities of Quicknet.

       The proxy granted is unconditional, irrevocable and without time limit as per our legal opinion attached hereto..

The sellers understood that the proxy grant agreement was one of the terms of the deal and was required address the restrictions on foreign ownership of telecommunication companies in China. The sellers did not receive any compensation of any type for entering into the proxy grant agreement.

The proxy agreement within the amendment to the Share Purchase Agreement is legal under the Chinese Law. Please refer to the attached legal opinion letter.

All the Board decisions do not have to be ratified by Quicknet before approval.

8. The pro forma information is included in Note 3 of the notes to the consolidated financial statements. However, the information was omitted by mistake during the preparation of the 10-KSB. The amended 10-KSB has incorporated the pro forma information.

Note 1 to the Financial Statements-Revenue Recognition

9.	Currently, all the service contracts are under the term of one-year service period. Revenue is recognized in the statement of operations evenly over the twelve-month service period.

When the service arrangements exceed a one year timeframe, the Company will recognize the revenue evenly over the period the services are provided.

Form 10-QSB for the quarter ended September_30, 2005
Unit Issuance

10.
The convertible debenture itself is a conventional convertible debt instrument. The holder can exercise the option to convert the debenture into equity shares within the specified time period at a specified price or hold the debenture to maturity for repayment of principal and interest. There is no anti-dilution or other provisions in the agreement that can result in the conversion ratio not being fixed.

The Series “C” and “D” warrants included in each Unit sold do not have any effect on the redemption or early settlement of the convertible debentures. Both warrants are separated from the convertible debentures and can be exercised within specified periods at specified prices. If the related shares cannot be registered, the Company is only obligated to issue unregistered shares to the warrants holders when the warrants are exercised. Thus DIG B-16 does not apply to our case.

11.
The Series “C” and “D” warrants issued through the Units sold are considered as equity instruments. These warrants are separated from the convertible debentures and are not affected by any of the redemption or early settlement feature of the convertible debentures. The exercisability of the warrants is not contingently depending on the terms of the convertible debentures. The warrants can be exercised within their own specified periods at specified prices. If the related shares cannot be registered, the Company is only obligated to issue unregistered shares to the warrants holders when the warrants are exercised without any penalty. There is no penalty payable in cash by the Company for these Series “C” and “D” warrants if the Company fails to register the shares. The Company also has enough authorized share capital to cover all the potential shares to be issued.

The Series “C” and “D” warrants are thus classified as equity instruments. The fair value of the warrants are $24,286 ($0.34 * 71,429) and $27,143 ($0.38 * 71,429) each, respectively, as determined by using the Black-Scholes Model. The total fair value of the warrants $6,891,486 ($24,286 * 134 + $27,143 * 134) should be recorded as an expense in the statement of operation and a separate line in the equity section of the balance sheet as the amount involved is regarded as a cost of issuance of the convertible debenture. Revaluation has to be done on a periodic basis to update the fair value of the warrants. The periodic difference will be charged to the statement of operation as expenses or expenses recovery and adjustment to the fair value of the warrants in the equity section of the balance sheet.

The consolidated financial statements for the quarter ended September 30, 2005 will be amended accordingly.

12. The registration rights and liquidation damages only apply to the convertible debentures and not the Series “C” and “D” warrants. In case the Company fails to register the shares for any reasons, the Company is only obligated to issued unregistered shares to the warrant holders when the warrants are exercised at the specified prices and within the specified time period. Thus, paragraph 16 of EITF 00-19 does not apply to our warrants and the warrants are not deemed a liability under paragraph 6 of SFAS 133 as the warrants can be separately identified and measured.

Controls and Procedures, page 18

13.	Management’s effectiveness determination was made with respect to the Company’s disclosure controls and procedures as that term defined under the Act.

Our next periodic filing will refer to the definition included in Rule 13a-15e.

14.	The Company will be compliance with this requirement in the amendment documents.

If you wish to discuss the forgoing, please call Moen and Company at (604) 662-8899 or Ms. Angela Du, President of the Company at (604) 632-9638.

Legal Opinion

Ms. Barbara C. Jacobs
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

This Legal Opinion has been issued by BEIJING ZE PU LV SHI SHI WU SUO on December 16, 2005 in Beijing. Our firm confirmed the following:

Under Chinese Law, a proxy grant can be unconditional, irrevocable and without time limit as long as all parties involved agree to it.

Company Stamp

Signature of the Lawyer

Date: December 16, 2005.